

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 9, 2010

Mr. Thomas Frank
Chief Financial Officer
Nobel Learning Communities, Inc.
1615 West Chester Pike, Suite 200
West Chester, PA 19382

>   **RE: Nobel Learning Communities, Inc.**
>   **Form 10-K for Fiscal Year Ended June 27, 2009**
>   **Filed September 9, 2009**
>   **File No. 1-10031**

Dear Mr. Frank:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director